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                                                            Exhibit H
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                         NOTICE OF FORECLOSURE SALE


                 Notice Is Hereby Given That By Virtue Of Certain Defaults under that certain Notes Purchase Agreement (the "Notes Purchase Agreement"), dated as of September 3, 1993, by and among Nautech Incorporated ("Nautech"), SunAmerica Life Insurance Company f/k/a Sun Life Insurance Company of America ("Sun Life"), SunAmerica, Inc., as Agent (the "Agent"), and the guarantors named therein; that certain Guaranty and Pledge Agreement (the "Esmark Guaranty"), dated as of September 3, 1993, between the Agent and Esmark, Inc. ("Esmark") the Agent will foreclose and sell, at public auction, for cash, all of Esmark's right, title and interest in and to the following collateral (the "Collateral"): (a) 2,010,000 shares of common stock of Danskin, Inc. ("Danskin"), par value $.01 per share, evidenced by stock certificate no. 6,207 and all other shares of capital stock of whatever class of Danskin owned by Esmark as of the date of the sale, in each case together with the certificates evidencing the same (the "Pledged Stock"); (b) all shares, securities, moneys or property representing a dividend on any of the Pledged Stock, or representing a distribution or return of capital upon or in respect of the Pledged Stock, or resulting from a split-up revision, reclassification or other like change of the Pledged Stock or otherwise received in exchange therefor, and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Stock; (c) in the event of any consolidation or merger, involving Danskin, all shares of the capital stock issued in respect of the pledged Stock and (d) all proceeds of any of the property described in clauses (a) through (c) above and, to the extent related to any property described in said clauses or such proceeds, all books, correspondence, credit files, records, invoices and other papers.

                 The public sale will take place on June 7, 1996 at 10:00 a.m. at the offices of Milbank, Tweed, Hadley & McCloy, 601 S. Figueroa Street, 30th Floor, Los Angeles, CA 90017.

                 Conduct of the sale is authorized pursuant to the "Stipulation For Relief From The Automatic Stay; Order Thereon", signed by the Honorable Burton R. Lifland, Chief United States Bankruptcy Judge, United States Bankruptcy Court for the Southern District of New York, on March 7, 1996 and entered on the Court's docket on March 12, 1996 in the case of In re Esmark, Inc., Case No. 95-43781 (BRL).



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                 Said sale is subject to the payment of all expenses and fees of the Agent and Sun Life, expenses of sale and the terms of the sale. Requests for information concerning the terms of the sale or the Collateral should be addressed to Milbank, Tweed, Hadley & McCloy, 601 South Figueroa Street, 31st Floor, Los Angeles, California, 90017, Tel: (213) 892-4000, Fax:
(213) 629-5063, Attention:  Fred Neufeld, Esq.

                 A bidder will be required, upon acceptance of its bid, to provide written representations addressed to the Agent stating that: (a) such bidder either alone or with such bidder's attorneys, accountants or other advisors possesses the requisite business and investment knowledge and experience to effectively evaluate the potential risks and merits of the purchase of the Pledged Stock and any other Collateral consisting of securities (the "Securities"); (b) such bidder has sufficient financial ability and net worth to bear the economic risk of the purchase of the Securities for an indefinite period of time and to withstand total loss of such purchaser's investment in the Securities; (c) such bidder is acquiring the Securities for investment purposes, solely for the bidder's own account, and not with a view to a distribution or resale of the Securities; and (d) such bidder will not resell the Securities without a valid registration under applicable federal or state laws, including the Securities Act of 1933 or an available exemption therefrom. In order to be eligible as a purchaser of the Securities, a person will be required to satisfy the Agent and its counsel that the offering and sale of the Securities to such person will be exempt from the requirements of the Securities Act of 1933, as amended (the "Act"). The Agent may require the ultimate purchaser to provide an opinion of counsel satisfactory to the Agent to the foregoing effect.

                 The certificates representing the Securities may bear a legend to the effect that the Securities are restricted securities and may not be sold or transferred without registration under the Act unless pursuant to a valid exemption from the registration requirements of the Act.

                 Although the highest conforming bid from a qualified bidder is expected to be accepted at the auction, the Agent has the sole discretion to determine which conforming bid is the highest or best bid, and to reject any offer which it deems to be insufficient or non-conforming.

                 The successful bidder shall demonstrate to the Agent's satisfaction that the purchase of the Collateral will be in compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or that a valid exemption is available under such Act.

                 The Agent may adjourn the auction hereby advertised or cause the auction to be adjourned from time to time, without notice or further publication, by announcement at the time and place appointed for such sale, or any adjournment, and, without further



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notice or publication, such auction may be held at the time and place to which the auction may have been so adjourned.

                 The auction shall be an auction with reserve. The Agent shall not be obligated to make any sale pursuant to this notice, and reserves the right at all times and for any reason to reject all bids and/or cancel the auction. The Agent also reserves the right at any time and without further publication or notice prior to the date of the auction to change the portion of the Collateral available for purchase at the auction due to prior sale or for any other reason.

                 The sale shall not be complete until the successful bidder completes its purchase as provided herein, and in case of failure to complete the purchase, the Collateral may thereupon again be put up for sale without further publication or notice.

                 The terms and conditions of sale set forth herein may be subject to additional or amended terms and conditions to be announced at or before the time of sale.

                 The Agent and/or Sun Life reserve the right to bid at the sale and to credit their bid against their secured claims and also reserve the right of any affiliate of the Agent or Sun Life to bid at the sale and to credit its bid against any secured claim such affiliate might have. The Agent also reserves the right to adjourn, delay or terminate the sale without further notice or publication.

                         Sun America, Inc., as Agent under the
                         Notes Purchase Agreement
                         1 SunAmerica Center, 38th Floor
                         Los Angeles, CA  90067

                         Milbank, Tweed, Hadley & McCloy
                         601 South Figueroa Street, 30th Floor
                         Los Angeles, CA  90017
                         Counsel for SunAmerica Life Insurance Company f/k/a Sun Life Insurance Company of America